Section 240.14a-103 Notice of Exempt Solicitation.
               Information to be included in statements submitted
                     by or on behalf of a person pursuant to
                              Section 240.14a-6(g)
                          Notice of Exempt Transaction


1.       Name of Registrant:

         General Motors Corp.

--------------------------------------------------------------------------------
2. Name of Person relying on exemption:

         Stonington Management Corporation
--------------------------------------------------------------------------------

3. Address of person relying on the exemption:

         712 Fifth Avenue, New York, NY  10019
--------------------------------------------------------------------------------

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1). See Exhibit 1 attached hereto and incorporated herein by reference.

                                                                       EXHIBIT 1

                        STONINGTON MANAGEMENT CORPORATION
                                712 FIFTH AVENUE
                            NEW YORK, NEW YORK 10019
                                     --
                               TEL. (212) 974-6000
                               FAX: (212) 974-2092

                                                         December 5, 1997


Via Fax and FedEx
-----------------

Mr. Michael T. Smith, Chairman
Hughes Electronics Corporation
7200 Hughes Terrace
Westchester, CA. 90045-0066
Fax No. 310-417-2840

Dear Mr. Smith:

         A number of people have told us that, in the teleconference you conducted yesterday to solicit shareholder consents from Hughes employees, you made several statements regarding my firm, including that (i) my firm is short ordinary GM common stock, (ii) as such we stand to gain financially by a drop in the price of ordinary GM common stock, and (iii) we are betting that ordinary GM shares will drop in price if the 120% Provision in GM's charter is honored rather than (as GM seeks) abrogated. You also reportedly stated during the teleconference that my firm has lost money by shorting ordinary GM shares and that our opposition to GM's pending proposal is simply motivated by our resulting disgruntlement.

         Your statements were false, and you had no basis for making them. We are not now, and at no point during the solicitation process have we been, short ordinary GM shares. Nor have we lost money by shorting ordinary GM shares. We therefore make the following demand of you personally, of Hughes Electronics Corporation, and (by copy of this letter to GM's general counsel) of GM:
Immediately (i) retract in writing the foregoing misstatements; (ii) disseminate that retraction to all Hughes employees (whether or not they attended yesterday's teleconference); (iii) advise all Hughes employees that they have the right to change their vote, and provide them with the form and adequate time for doing so; (iv) provide us with copies of the foregoing material; and (v) if you or others acting on behalf of GM have made similar misstatements to any other persons, take appropriate steps to rectify that error and provide us with all materials used for that purpose. Please let us know by noon on Monday, December 8, whether and when you will be complying with this demand.

         The foregoing is without prejudice to any other relief available to us.

                                                     Very truly yours,


                                                     Mark D. Brodsky
                                                     Portfolio Manager
cc (by fax and FedEx):
         Thomas A. Gottschalk, Esq.
         Senior Vice President and General Counsel
         General Motors Corporation
         3031 W. Grand Boulevard
         Detroit, MI 48202-3091
         Fax 313-556-5108